W. Alan Kailer (214) 855-4361 akailer@jenkens.com	1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com	Austin, Texas
(512) 499-3800

Chicago, Illinois
(312) 425-3900

Houston, Texas
(713) 951-3300

Los Angeles, California
(310) 820-8800

Pasadena, California
(626) 578-7400

San Antonio, Texas
(210) 246-5000

Washington, D.C.
(202) 326-1500
January 27, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hallwood Group Incorporated Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2005 File No. 1-8303
     Ladies and Gentlemen:
     On behalf of The Hallwood Group Incorporated, a Delaware corporation (“Company” or “Hallwood Group”), we are responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the “Commission”) to Mr. Melvin J. Melle, dated January 3, 2006, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2004, filed March 31, 2005 (the “Form 10-K”), and Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2005 (each, a “Form 10-Q”).
     For the convenience of the staff, we have repeated each comment prior to the response.
Form 10-K for Fiscal Year Ended December 31, 2004
Item 9A. Controls and Procedures, page 30.
1. We have read your response to our prior comment 3 and your proposed revisions in Attachment A. We still believe your disclosures do not include the definition of disclosure controls and procedures, as established by Exchange Act rule 13a-15(e). Please further revise to state whether or not your controls are effective in ensuring that information required to be disclosed in reports is accumulated and communicated to management, to allow timely decisions regarding required disclosures. Alternatively, you may state management’s conclusion on the

Securities and Exchange Commission
January 27, 2006

effectiveness of internal controls, as defined by Exchange Act Rule 13a-15(e) without explicitly stating what that definition is.
     We have revised the proposed disclosure to include the elements of the definition that you have identified, as reflected on Attachment A.
Form 10-Q for Fiscal Quarter Ended September 30, 2005.
Item 4. Controls and Procedures, page 40.
2. We have read your response to our prior comment 5 in your letter dated December 23, 2005. Tell us how management concluded that controls were effective at the reasonable assurance level in light of the issues that your auditors have repeatedly identified. Please also confirm to us whether or not you have considered how the implemented changes, other than the addition of new staff, affected controls as of the evaluation date.
General
     The first written communication from the Company’s independent registered public accounting firm regarding the need to improve the financial closing process at the Brookwood subsidiary was received in August 2003. Management recognized that improvements were necessary and began an evaluation of its methodologies. The Company’s management, including its principal executive and financial officers, concluded that improvements to the existing systems would be insufficient to fully remedy the reportable conditions; therefore, management made the decision to implement new order processing and inventory control and accounting and financial reporting systems at Brookwood.
     While it evaluated the acquisition of these two new systems, management addressed the immediate concern of improving the internal controls in the specific areas identified by the Company’s independent registered public accounting firm, as described in greater detail below.
     In addition to the specific areas discussed below, an element of control is provided by the Company’s disclosure controls committee. The principal executive and financial officers are members of the disclosure committee and coordinate its working group meetings. Throughout the preparation of the Company’s financial statements and documents to be filed with the Commission, input is received from management of each business segment on draft documents to provide assurance that all disclosures have been properly made. Prior to each filing, the Company obtains sub-certifications from officers of its two business segments that support the certifications made by the principal executive and financial officers in the filings that controls were effective at the reasonable assurance level.

Securities and Exchange Commission
January 27, 2006

     In addition, during 2004 and 2005 the Company’s principal financial officer visited Brookwood’s facilities on several occasions to assess the financial controls in operation. The principal financial officer also attended meetings among the Brookwood staff addressing the progress in implementing the interim controls in connection with the closing process. Also during this period, the Company’s principal financial officer held regular discussions with key personnel at Brookwood, including the chief financial officer, information technology manager, and outside consultants regarding Brookwood’s internal controls to assure himself of the effectiveness of the procedures. In addition, the principal financial officer participated in a process flow review of the existing systems with Brookwood personnel.
Closing Process
     For the 2004 year end and subsequent quarters, while continuing to move toward implementation of the new automated systems, the Company has improved its financial closing process by implementing new procedures and detective controls, including the following:
     1) Adding more experienced staff personnel participating in the closing process, as previously discussed;
     2) Beginning with the 2005 third quarter, engaging in a formal quarterly process to review financial information among the Company’s financial personnel, Brookwood’s chief financial officer and Brookwood’s subsidiary controllers;
     3) Requiring Brookwood’s president, chief financial officer and subsidiary controllers to execute monthly sub-certifications; and
     4) Imposing stricter monthly closing timeline and checklist, allowing more time for both Brookwood and Company level financial management review.
Information Technology Controls
     With regard to weaknesses in the information technology controls, management concluded that it was not feasible or cost effective to fully document its existing order processing, inventory control and accounting software. Therefore management made the determination that it was preferable to focus its expenditures on the implementation of the new software, which are fully supported and updated by the software providers, and that in the interim period prior to full implementation of the new software additional restrictions over access and increased management attention would prevent or detect any errors prior to the full implementation.

Securities and Exchange Commission
January 27, 2006

Stock Options
     To improve controls relating to its stock option plan, during 2005 the Company thoroughly reviewed its historical records to confirm that all actions had been properly recorded, implemented improved record keeping procedures for future actions, implemented policies that the principal financial officer or other individual designated by the Company would attend all meetings of the board of directors of Brookwood and required specific documentation regarding all actions taken by the Brookwood board.
     The principal executive and financial officers concluded that the combined impact of the newly implemented procedures, detective controls, additional personnel, and expanded management review processes, provided sufficient evidence to determine that controls were effective at the reasonable assurance level. Management, including the principal executive and financial officers, believes that the implemented changes significantly improved the controls as of the evaluation date.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4361.

Sincerely, W. Alan Kailer

WAK:ts
Enclosures
cc/encl.:
Melvin J. Melle

Attachment A
Item 9A. Controls and Procedures
     Disclosure Controls and Procedures. It is the conclusion of the Company’s principal executive officer and principal financial officer that the Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report, are effective at the reasonable assurance level in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management’s control objectives. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
     In August 2003, the Company’s independent registered public accounting firm provided written communications to management and the audit committee on the need to improve the financial closing process at the Brookwood subsidiary. In April 2004, the Company received a further written communications from the independent registered public accounting firm to management and the audit committee on the continued need to improve the Brookwood financial closing process. With the addition of new staff, Brookwood’s management believes it has made substantial progress both in the timeliness and accuracy of the closing process. In March 2005, the Company received communication from their independent registered public accounting firm that further improvements in the financial systems and processes at its Brookwood subsidiary are still required. Brookwood is currently implementing a new order processing and inventory control system and updating its general ledger system, which will integrate various accounting processes. The new systems will further aid in accelerating and automating the financial closing process. In addition, Brookwood has updated its recordkeeping related to its subsidiary stock option plan.
     Internal Controls. Other than the improvements noted above, there were no changes in the Company’s internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, these controls.